UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Announcement of Q4 2015 Dividend Payout and Additional Measures to Strengthen Financial Position

Item 1

ICL ANNOUNCES Q4’2015 DIVIDEND PAYOUT AND ADDITIONAL MEASURES TO STRENGTHEN FINANCIAL POSITION

The Company announced today that its Board of Directors, in its meeting of March 15, 2016, has decided to distribute a cash dividend out of the net profit of the fourth quarter 2015 in the amount of US$67 million, or about US$0.05/share.

The Company also announced that, in light of the significant deterioration in the potash business environment and the continued weak outlook for the potash business, it has adopted a number of additional measures to strengthen its financial position and results. These measures are designed to continue ICL’s tradition of sustainable shareholder value creation. Following previous cost improvement measures and ICL’s strengthening of its specialty business, the Company has announced that:

•	In addition to the previously announced efficiency improvements that are targeted to generate cost reductions of $350 million by the end of 2016 on a run-rate basis (compared to 2013 levels), the Company will target additional cost reduction measures of $50 million per year, which it will implement during 2016.

•	The Company will target measures that are expected to generate additional $50 million in cash flow through improved working capital and other measures.

•	Capital expenditures (excluding acquisitions) are targeted not to exceed $650 million per year over the next several years, which will be lower than the $700 million to $800 million previously targeted.

•	Due to the cost savings and cash reductions specified and based on the current outlook for the business environment, the Company intends to target debt levels in an absolute amount that would not exceed current levels. If market conditions continue as currently contemplated, the Company anticipates that a moderate reduction of debt would begin in 2016.

Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied.

In addition to these steps, the Board of Directors will re-examine the Company’s current dividend policy, in its next meeting, and may make changes for future periods. Such changes could include either a reduction in the amount or the targeted dividend, or modification of the policy to be based on other metrics. No assurances can be provided that the Board of Directors will make any changes.

Additional details regarding Q4'2015 dividend

ICL's Board of Directors, in its meeting of March 15, 2016, has decided to distribute a dividend in cash out of the net profit of the fourth quarter 2015 in the amount of US$67 million. The dividend amount per share is US$ 0.05254.

Some shareholders will receive the payment in NIS and need to take into account the following: the amount of the dividend per share is not final and will be subject to changes due to the need to convert the amount from US Dollars to Israeli Shekels (NIS), according to the Bank of Israel's representative exchange rate known on April 4, 2016.

The dividend will be paid only to registered shareholders entitled to US$2 or above.

The record date is April 5, 2016; the payment day is April 18, 2016. In the current quarter, tax will be as follows: The dividend will be exempted from tax for companies, individuals will pay 25%. For foreign residents the dividend will be taxable at a rate of 25% or according to International Tax Treaties, at the lower. For additional information as to a possible refund procedure for taxes withheld in excess from non-Israeli shareholders per shares traded on NYSE, please visit the Company's webpage, by clicking this link.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 16, 2016